UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                -------------



                                 SCHEDULE 13D


                  Under the Securities Exchange Act of 1934
                              (Amendment No. 8)*



                   FAULDING INC. (formerly Purepac, Inc.)
                  ----------------------------------------
                              (Name of Issuer)


                   Common Stock (par value $.01 per share)
                  ----------------------------------------
                       (Title of Class of Securities)


                                312024 10 2
                                -----------
                              (CUSIP Number)


                          William R. Griffith, Esq.
                      c/o Parker Duryee Rosoff & Haft
                             529 Fifth Avenue
                         New York, New York 10017
                              (212) 599-0500
                      --------------------------------
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)


                             February 29, 1996
                             -----------------
                       (Date of Event which Requires
                         Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 312024 10 2                                            Page 2 of 9




1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

        Faulding Holdings Inc.
        Fed. Emp. ID No. 52-1597982



2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:           (a) / /
                                                                     (b) / /


3.      SEC USE ONLY:



4.      SOURCE OF FUNDS*:

        SCIWC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): / /



6.      CITIZENSHIP OR PLACE OF ORGANIZATION:

        Delaware

--------------
             | 7.  SOLE VOTING POWER:
 NUMBER OF   |
             |     9,350,296
  SHARES     |
             |
BENEFICIALLY | 8.  SHARED VOTING POWER:
             |
 OWNED BY    |
             |
   EACH      |
             | 9.  SOLE DISPOSITIVE POWER:
 REPORTING   |
             |     9,350,296
  PERSON     |
             |
   WITH      | 10. SHARED DISPOSITIVE POWER:
             |
--------------


11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

        14,355,424 (includes 5,005,128 shares issuable upon conversion of the Company's Class A Preferred Stock)


12.     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*:



13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

        71.3%


14.     TYPE OF REPORTING PERSON*:

        CO.



                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 312024 10 2                                            Page 3 of 9


Item 1.   Security and Issuer.

          This statement relates to the Common Stock, par value $0.01 per share (the "Common Stock"), of Faulding Inc., (formerly "Purepac, Inc."), a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive office is:

                        200 Elmora Avenue
                        Elizabeth, New Jersey   07207


Item 2.   Identity and Background.

          (a)-(c): This statement is filed on behalf of Faulding Holdings Inc., a Delaware corporation (the "Purchaser"). Its address is:

               c/o United Corporate Services
               15 East North Street
               Dover, Delaware   19901

          The principal activity of the Purchaser is its investment in the Issuer.

          The Purchaser is a wholly-owned subsidiary of F.H. Faulding & Co. Limited (the "Parent"), a leading Australian pharmaceutical manufacturer and distributor, the principal activities of which are the manufacture and wholesale of pharmaceutical, household and allied products.

          Set forth below is the name, business address and information relating to the present principal occupation or employment of the executive officers and directors of the Purchaser and the Parent.

     Executive Officers and Directors of Faulding Holdings Inc.

     Title                         Name

Director, Chief               Richard F. Moldin
Executive Officer             200 Elmora Avenue
                              Elizabeth, New Jersey   07207

Director, Secretary           William R. Griffith
                              529 Fifth Avenue - 8th Floor
                              New York, New York   10017

CUSIP No. 312024 10 2                                            Page 4 of 9



Director                      Edward D. Tweddell
                              160 Greenhill Road
                              Parkside, South Australia   5063


    Executive Officers and Directors of F.H. Faulding & Co. Limited


Director, Chairman            Alan G. McGregor

Director, Group               Edward D. Tweddell
 Managing Director

Director,                     Roderick McNeil
Company Secretary

Director                      Richard H. Fidock

Director                      Richard H. Allert

Director                      Peter J. Willcox

Director                      Robert W. Piper

Chief Financial Executive     Geoffrey M. Pritchard


Group Manager,                Josephine M. Dundon
Intellectual Property and
Legal Services

Group Manager,                Steven J. McCallum
Human Resources


General Manager,              Robert J. Weeks
Group Information Services

CUSIP No. 312024 10 2                                            Page 5 of 9


The business address for all of the above Executive Officers and Directors of the Parent is:

                        160 Greenhill Road
                Parkside,  South Australia   5063


          (d)-(f): During the past five years, neither the Purchaser nor the Parent nor any of the individuals described above (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws.

          Each of the individuals is a citizen of Australia, with the exceptions of Richard F. Moldin and William R. Griffith, each of whom is a United States citizen.



Item 3.   Source and Amount of Funds or Other Consideration.


          As more fully described in the Proxy Statement of the Issuer filed with the Securities and Exchange Commission (the "Commission") on January 30, 1996 (the "Proxy Statement"), the Issuer and Purchaser, as of January 23, 1996, entered into a Stock Purchase Agreement and a Preferred Stock Purchase Agreement, a copy of each of which was filed as an exhibit to the Proxy Statement (respectively the "Stock Purchase Agreement" and the "Preferred
Stock Purchase Agreement").

          As a consequence of such interrelated transactions (the "Acquisition Transaction") upon the approval by the Issuer's stockholders on February 29, 1996, the Purchaser acquired from the Issuer: (a) 2,510,316 shares of the Issuer's Common Stock in exchange for all of the outstanding capital shares of each of the Acquired Companies, subject to closing adjustments (as defined in Item 6 hereof) and: (b) 150,000 shares of a newly designated class of preferred stock of the Issuer described hereinafter, (the "Class B Preferred Stock"), for an aggregate purchase price of $15,000,000.

          The Purchaser used its general corporate funds, which were advanced to it by the Parent, to acquire the Class B Preferred Stock. The Class B Preferred Stock accrues dividends at the rate of 4.5% per annum, has a liquidation preference of $100 per share, plus the amount of any accrued but unpaid dividends, and will be convertible, commencing March 1, 1997, at the ratio of 10.433 for one, into shares of the Issuer's Common Stock.

CUSIP No. 312024 10 2                                            Page 6 of 9



Item 4.  Purpose of Transaction.

          As more fully described in the Proxy Statement, the Purchaser entered into the Acquisition Transaction described in Item 3 of this Schedule as a result of its belief that the Acquired Companies and the Issuer (in which the Purchaser already has a substantial ownership interest) would independently and as a group benefit from joint ownership under the Issuer's corporate structure, due to their complementary product lines, the Issuer's existing infrastructure and the effects of diversification and efficiencies of scale. The Purchaser continues to seek to hold its security holdings in the Issuer, including the securities acquired as a result of the Acquisition Transaction, for investment purposes.

          The Purchaser intends to review, from time to time, its position with respect to the Issuer and may depending upon circumstances then existing, including its evaluation of the Issuer's business, assets, operations, general economic conditions, prevailing market prices for the Issuer's Common Stock and Class A and Class B Preferred Stock and other factors, determine to increase, decrease or dispose of its ownership of the Issuer's Common Stock in open market, privately negotiated transactions, or otherwise, or propose possible ways to attain increased profitability of the Issuer, the restructuring of the Issuer's operations or any extraordinary corporate transaction.

          Except as described above and in Item 6 hereinafter, the Purchaser does not have and, to the best of the Purchaser's knowledge, none of the Purchaser's officers or directors has, any present intention which relates to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure;
(g) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any persons; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the 1934 Act; or (j) any actions similar to any of those enumerated above. The Purchaser, however reserves the right to change its intention with respect to any of the foregoing.

CUSIP No. 312024 10 2                                            Page 7 of 9


Item 5.   Interest in Securities of the Issuer.

          (a) The number of issued and outstanding shares of Common Stock of the Issuer is 15,125,539 (as last reported in the Issuer's Report on Form 10-C/A, which was filed with the Commission on March 14, 1996). The aggregate number and percentage of the class of securities identified in Item 1 hereof beneficially owned by each person named in Item 2 as of the date hereof is as follows:

          (i) As last reported in Amendment No. 7 to this Statement on
Schedule 13D, which was filed with the Commission on August 9, 1995, the Purchaser beneficially owned 6,839,980 shares of Common Stock, which shares comprised approximately 54.2% of the Issuer's issued and outstanding Common Stock As a consequence of the Acquisition Transaction, the Purchaser's beneficial ownership increased to approximately 61.8% of the Issuer's outstanding Common Stock.


          (ii) As described in Item 1 above, the Purchaser may increase its beneficial ownership of the Issuer's Common Stock, by conversion of the Issuer's Class A Preferred Stock that is currently held by the Purchaser, to approximately 71.3%. The Issuer's Class B Preferred Stock that is currently held by the Purchaser will be convertible into shares of Common Stock commencing March 1, 1997. Assuming the conversion of both the Class A and B Preferred Stock, the Purchaser's ownership would increase to 73.4% of the Issuer's then issued and outstanding shares of Common Stock, assuming that the number of issued and outstanding shares of the Issuer's Common Stock is not increased subsequent to the date hereof.


          (b) The Purchaser owns and has the sole power to vote, direct the voting of, dispose of and direct the disposition of 9,350,296 shares of the Issuer's Common Stock as of the date hereof. These shares comprise 61.8% of the Issuer's issued and outstanding Common Stock.

          (c) Except as otherwise disclosed herein, the Purchaser is not aware of any transaction in the Common Stock of the Issuer during the past sixty days by any persons named in Item 2 above.

          (d)  None.

          (e)  Inapplicable.

CUSIP No. 312024 10 2                                            Page 8 of 9



Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer.

          As more fully described in the Proxy Statement, on January 23, 1996, the Purchaser and the Issuer entered into the Stock Purchase Agreement, providing for the Purchaser to exchange all of the capital stock of each of Faulding Puerto Rico, Inc., a Delaware corporation, Faulding Pharmaceutical Co., a Delaware corporation, and Faulding Medical Device Co., a Delaware corporation, each a wholly-owned subsidiary of the Purchaser (collectively, the "Acquired Companies"), for 2,510,316 shares of the Issuer's Common Stock, subject to adjustment as a result of an audit of the net asset value of the Acquired Companies as of February 29, 1996, the Closing Date.

          On January 23, 1996, the Purchaser and the Issuer also entered in the Preferred Stock Purchase Agreement, providing for the Purchaser to acquire on the Closing Date, at an aggregate purchase price of $15,000,000, 150,000 shares of a newly designated Class B Preferred Stock, the principal characteristics of which are set forth in Item 3 of this Schedule. On February 29, 1996, the Purchaser acquired the Class B Preferred Stock.

          The Stock Purchase Agreement provides that, for a period of two years after the Closing Date (or, in the case of liability for taxes, until the later of the expiration of the applicable statutes of limitation or 60 days after a final determination of any tax liability), Faulding will indemnify Purepac, and Purepac will indemnify Faulding, as the case may be, and their respective officers, directors and agents, and hold it, or each of them, harmless against all Losses (as defined in the Stock Purchase Agreement) arising out of or relating to the breach of any representation or warranty of such indemnifying party contained in the Stock Purchase Agreement or in any certificate delivered by it pursuant to the Stock Purchase Agreement, once such Losses exceed $200,000 in the aggregate, but only for such Losses in excess of $200,000. The Preferred Stock Purchase Agreement contains a similar indemnification provision.

          Each of the Stock Purchase Agreement and the Preferred Stock Purchase Agreement was filed as an exhibit to the Issuer's Proxy Statement.


Item 7.   Material to be Filed as Exhibits.

          Not Applicable

CUSIP No. 312024 10 2                                            Page 9 of 9



                                SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: March 14, 1996                   FAULDING HOLDINGS INC.


                                    By: /s/Richard F. Moldin
                                        Richard F. Moldin
                                        Chief Executive Officer